EXHIBIT (A)(1)(D)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Intelligroup, Inc.
at
$4.65 Net Per Share
by
Mobius Subsidiary Corporation
an indirect wholly owned subsidiary of
NTT DATA CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JULY 19, 2010, UNLESS THE OFFER IS EXTENDED.

June 21, 2010

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been appointed by NTT DATA CORPORATION, a corporation organized under the laws of Japan (“Parent”), to act as Information Agent in connection with the offer by Mobius Subsidiary Corporation, a New Jersey corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), to purchase all outstanding shares of common stock, par value $.01 per share (the “Shares”), of Intelligroup, Inc., a New Jersey corporation (the “Company”), for $4.65 net per Share to the seller in cash (less any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the following enclosed materials to those of your clients in whose accounts you hold Shares registered in your name or in the name of your nominee:

1. Offer to Purchase;

2. Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

3. Letter to Shareholders of the Company from the President and Chief Executive Officer of the Company accompanied by the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by the Company;

4. A printed form of letter that may be sent to your clients in whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining the clients’ instructions with regard to the Offer;

5. Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) prior to the expiration of the Offer or if the procedure for book-entry transfer cannot be completed prior to the expiration of the Offer; and

6. Return envelope addressed to the Depositary.

We urge you to contact your clients promptly. Please note that the Offer and any withdrawal rights will expire at 12:00 midnight, New York City time, on Monday, July 19, 2010, unless the Offer is extended.

Neither Purchaser nor Parent will pay any fees or commissions to any broker, dealer or other person (other than the Depositary and the Information Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares in the Offer. However, you will be reimbursed by Purchaser upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

Questions and requests for assistance may be directed to us or the Dealer Manager at the addresses and telephone numbers set forth in the Offer to Purchase. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from us.

Very truly yours,

Georgeson Inc.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF PURCHASER, PARENT, THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR OF ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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